SAMSON OIL & GAS LIMITED
(ABN 25 009 069 005)

CIRCULAR TO SHAREHOLDERS

INCLUDING

NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY MEMORANDUM
PROXY FORM

These documents should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting

SAMSON OIL & GAS LIMITED

SAMSON OIL & GAS LIMITED
(ABN 25 009 069 005)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Samson Oil & Gas Limited will be held at Level 8, Conference Room, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 on Wednesday, 19 November 2008 at 10.00am.

AGENDA
ORDINARY BUSINESS

FINANCIAL STATEMENTS

To receive, consider and discuss the Company’s financial statements for the year ended 30 June 2008 and the reports of the directors and auditors on those statements.

RESOLUTION 1- RE-ELECTION OF DIRECTOR

In accordance with Rule 3.6 of the Constitution, Dr V Rudenno retires by rotation and, being eligible, offers himself for re-election.

RESOLUTION 2- RE-ELECTION OF DIRECTOR

In accordance with Rule 3.3 of the Constitution, Mr K Skipper retires and, being eligible, offers himself for re-election.

RESOLUTION 3 - ADOPTION OF REMUNERATION REPORT

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of section 250R(2) of the Corporations Act 2001 and for all other purposes, the Remuneration Report contained in the 2008 Annual Report which accompanied the notice convening this meeting be adopted by shareholders”.

Note:
In accordance with section 250R(2) of the Corporations Act 2001, this resolution is advisory only and does not bind the Directors or the Company.

RESOLUTION 4 - INCREASE IN REMUNERATION OF NON-EXECUTIVE DIRECTORS

“That, in accordance with Clause 10.2 of the Company’s Constitution and Rule 10.17 of the Listing Rules of ASX Limited, the maximum aggregate amount payable to non-executive Directors of the Company by way of directors’ fees be increased from $120,000 per year to $250,000 per year”.

Note: In accordance with Listing Rule 10.17.1, any votes cast on resolution 4 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form, or (ii) by the chairman of the meeting as an undirected proxy for a member who is entitled to vote) by any director of the Company, or any of his associates, will be disregarded.

RESOLUTION 5 -APPOINTMENT OF NEW AUDITOR

"That, subject to the Australian Securities and Investments Commission providing its consent to the resignation of Ernst &Young as auditor of the Company, PricewaterhouseCoopers be appointed as auditor of the Company with effect from the later of the close of this meeting or the date of Ernst & Young's resignation."

SAMSON OIL & GAS LIMITED

RESOLUTION 6 - ISSUE OF OPTIONS TO DR V. RUDENNO

“That for the purposes of ASX Listing Rule 10.11, section 208 of the Corporations Act 2001 and all other purposes, and subject to the passing of Resolution 1 as set out in this Notice of Meeting, this meeting approves the issue of 500,000 options to subscribe for shares in the Company to Dr V. Rudenno, a director of the Company (or his nominee), such options to be issued on the terms and conditions set out in Appendix “A” to the explanatory memorandum which accompanied the notice convening this meeting:

Note:

(1)	The options referred to in resolution 6 will be issued within one month after the date of the general meeting.

(2)	The options will be issued free of charge and no funds will be raised from the issue.

(3)
In accordance with Listing Rule 10.13.6 and section 224 of the Corporations Act 2001, any votes cast on resolution 6 (other than by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form) by Dr Rudenno or his associates will be disregarded.

RESOLUTION 7 - ISSUE OF OPTIONS TO MR K. SKIPPER

“That for the purposes of ASX Listing Rule 10.11, section 208 of the Corporations Act 2001 and all other purposes, and subject to the passing of Resolution 2 as set out in this Notice of Meeting, this meeting approves the issue of 500,000 options to subscribe for shares in the Company to Mr K. Skipper, a director of the Company (or his nominee), such options to be issued on the terms and conditions set out in Appendix “A” to the explanatory memorandum which accompanied the notice convening this meeting:

Note:

(1)	The options referred to in resolution 7 will be issued within one month after the date of the general meeting.

(2)	The options will be issued free of charge and no funds will be raised from the issue.

(3)
In accordance with Listing Rule 10.13.6 and section 224 of the Corporations Act 2001, any votes cast on resolution 7 (other than by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form) by Mr Skipper or his associates will be disregarded.

SAMSON OIL & GAS LIMITED

PROXIES

In accordance with section 249L of the Corporations Act 2001, members are advised that:
•	each member has a right to appoint a proxy;
•	the proxy need not be a member of the Company;
•
a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, then in accordance with section 249X(3) of the Corporations Act 2001, each proxy may exercise one-half of the votes.

In accordance with section 250BA of the Corporations Act 2001, the Company specifies the following information for the purposes of receipt of proxy appointments:

Registered Office:	Level 36, Exchange Plaza 2 The Esplanade Perth, WA 6000

Facsimile Number:	(08) 9220 9820

Postal Address:	PO Box 7654, Cloisters Square, Perth, WA 6850

Each member entitled to vote at the general meeting has the right to appoint a proxy to attend and vote at the meeting on his behalf. The member may specify the way in which the proxy is to vote on each resolution or may allow the proxy to vote at his discretion. The instrument appointing the proxy must be received by the Company at the address specified above at least 48 hours before the time notified for the meeting (proxy forms can be lodged by facsimile).

In accordance with regulation 7.11.38 of the Corporations Regulations 2001, the Company determines that shares held as at 10.00am on 17 November 2008 will be taken, for the purposes of the general meeting, to be held by the persons who held them at that time.

By Order of the Board

/s/ D I Rakich
D I Rakich
Company Secretary
18 October 2008

SAMSON OIL & GAS LIMITED

SAMSON OIL & GAS LIMITED
(ABN 25 009 069 005)

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

1.	INTRODUCTION

This Explanatory Memorandum has been prepared for the information of shareholders of Samson Oil & Gas Limited in connection with the business to be transacted at the annual general meeting of the Company to be held on Wednesday 19 November 2008.

At that meeting, shareholders will be asked to consider resolutions:

Ordinary Business

•	re-electing a director who retires by rotation;

•	re-electing a director who was appointed since the last annual general meeting;

•	adopting the remuneration report;

•	approving an increase in the aggregate fees payable to non-executive directors;

•	appointment of new auditor; and

Special Business

•	approving an issue of options to certain directors of the Company.

The purpose of this Explanatory Memorandum is to provide information that the Board believes to be material to shareholders in deciding whether or not to pass those resolutions. The Explanatory Memorandum explains the resolutions and identifies the Board’s reasons for putting them to shareholders. It should be read in conjunction with the accompanying Notice of Meeting.

2.	GLOSSARY

The following terms and abbreviations used in this Explanatory Memorandum have the following meanings:

Act or Corporations Act	Corporations Act 2001 (Cth.)

AGM or General Meeting	The annual general meeting of the Company to be held on 19 November 2008

ASIC	Australian Securities and Investments Commission

ASX	ASX Limited (ACN 008 624 691)

SAMSON OIL & GAS LIMITED

ASX Listing Rules or Listing Rules	The Official Listing Rules of the ASX, as amended from time to time

Board	The board of directors of the Company

Notice of Meeting	The notice convening the General Meeting which accompanies this Explanatory Memorandum

Samson or Company	Samson Oil & Gas Limited (ABN 25 009 069 005)

Samson Options or Options	Options to subscribe for Samson Shares to be issued on the terms and conditions set out in Annexure “A” to this Exploratory Memorandum

3.	RESOLUTION 1 - RE ELECTION OF DR VICTOR RUDENNO AS A DIRECTOR

In accordance with ASX Listing Rule 14.4 and pursuant to Rule 3.6(a) of the Constitution, at each annual general meeting, one-third of the Directors (excluding the Managing Director) must retire from office. Each Director is entitled to offer himself for re-election as a Director at the annual general meeting which coincides with his retirement.

Dr Rudenno will retire by rotation in accordance with the requirements of the Company’s Constitution at the annual general meeting. As Dr Rudenno is entitled and eligible for re-election, he seeks re-election as a Director of the Company at theAGM. Dr. Rudenno was appointed a director of the Company on 11 April 2007.

In 1984 Dr Rudenno joined the stockbroking industry as a mining analyst working for firms such as James Capel, DBSM and Prudential Bache. In 1995, he moved to the corporate side of investment banking and worked for a number of leading firms, including Macintosh Corporate, Deutsche Bank, Hartley Poynton and CIBC.

In 2000 Dr Rudenno co-founded Equity Capital Markets Ltd, an investment bank specialising in corporate advice and capital raisings which in 2005 merged with Interfinancial, where he is currently a Director.  He is a Senior Fellow of the Financial Services Institute of Australasia (Finsia) and a Member of the Australasian Institute of Mining and Metallurgy. Dr. Rudenno holds a Bachelor of Mining Engineering degree, a Master of Commerce degree, and a Doctor of Philosophy for his thesis on Mining Economics. During his academic career he lectured both at the University of New South Wales and the University of Sydney predominantly on mining economics, geostatistics, operations research and minerals processing.

4.	RESOLUTION 2 - RE ELECTION OF KEITH SKIPPER AS A DIRECTOR

In accordance with ASX Listing Rule 14.4 and pursuant to Rule 3.3 of the Constitution, any director appointed by the Board during the year automatically retires at the next annual general meeting and is entitled to offer himself for re-election at that general meeting.

Mr Keith Skipper will retire in accordance with the requirements of the Company’s constitution at theAGM. As Mr Skipper is entitled and eligible for re-election, he seeks re-election as a director of the Company at theAGM.

Mr Skipper was appointed a director of the Company on 10 September 2008. He brings a wealth of petroleum experience to the Company, having been involved in the oil and gas industry since he started his career with Amoco Canada Petroleum Company Limited in 1970. Keith holds a Bachelor degree in Geology from Reading University, and a Master of Science from McMaster University.

SAMSON OIL & GAS LIMITED

Keith’s experience includes 12 years based in North America with Amoco, a decade in Australia with Bridge Oil Ltd, and several years with Pan Canadian Petroleum Company Limited and Antrim Energy Inc in Canada, where he held executive positions.

5.	RESOLUTION 3 - ADOPTION OF REMUNERATION REPORT

The Corporations Act 2001 includes the disclosure requirements for companies whose shares are quoted on the ASX by requiring that the directors of the company include a remuneration report in the Company’s annual report. The Corporations Act also requires that the directors put a resolution to shareholders each year that the remuneration report be adopted.

The remuneration report is set out within the Company’s Annual Report.

The Remuneration Report:

•	outlines the Board’s policy for determining the nature and amount of remuneration for directors and executives of the Company;

•	discusses the relationship between the Board’s remuneration policy and the Company’s performance;

•	details and explains any performance condition applicable to the remuneration of a director or executive;

•	details the remuneration of each director and executive of the Company for the year; and

•
summarises the terms of any contract under which any director or executive is engaged, including the period of notice require to terminate the contract and any termination payments provided for under the contract.

The vote on the resolution is advisory only and does not bind the directors or the Company, nor does it affect the remuneration already paid or payable to the Company’s directors or the executives. The Company will not be required to alter any arrangements in the Remuneration Report should the resolution not be passed. However, the Board will take the outcome of the resolution into account when considering future remuneration policy.

6.	RESOLUTION 4 - REMUNERATION OF NON-EXECUTIVE DIRECTORS

The maximum aggregate amount payable to the non-executive Directors in a financial year is currently $120,000. This amount has not been increased since November 2004.

The remuneration paid to each Director for the financial year ended 30 June 2008 is detailed in the Remuneration Report contained within the 2008 Annual Report.

Under ASX Listing Rule 10.17, the Company must not increase the total amount payable to non-executive Directors without the approval of shareholders. It is proposed to increase the maximum aggregate amount payable to the non-executive Directors from $120,000 to $250,000.

SAMSON OIL & GAS LIMITED

The Board makes no recommendation in respect of resolution 4, given the interest that each of the non-executive Directors has in the outcome of the resolution.
7.	RESOLUTION 5 -APPOINTMENT OF NEW AUDITOR

The Company recently invited tenders for the position of Company auditor, to which it received several responses including a tender from its current auditor Ernst & Young. After careful consideration of each tender the Board resolved to proceed with the tender made by PricewaterhouseCoopers.

A copy of the notice of nomination of PricewaterhouseCoopers received by the Company from Barco Exploration Pty Ltd, a member of the Company, accompanies the Notice of Meeting. PricewaterhouseCoopers has consented in writing to act as auditor of the Company.

To facilitate the change in auditor, the Board has requested that Ernst & Young resign as auditor. Under the Corporations Act an auditor of a company can only resign from its position with ASIC’s consent. Ernst & Young has notified the Company that is has applied to ASIC for thisconsent. The Company understands that ASIC will advise the Company of its decision shortly, but it had not done so at the date of preparation of this Explanatory Memorandum. However, the Board is not aware of any reason why consent should not be forthcoming and it expects to receive notification of ASIC’s consent shortly. An update will be provided at theAGM.

Ernst & Young will attend the AGM in its capacity as auditor of the Company, regardless of whether ASIC’s consent has been obtained.

If ASIC’s consent is obtained prior to the AGM then Ernst & Young’s resignation and PricewaterhouseCoopers’ appointment as auditor will be effective from the close of theAGM.

The Board’s decision to proceed to change the Company’s auditor is not the result of a disagreement between the Company and Ernst & Young on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

Notice of Nomination of auditor by a member.

In accordance with Section 328(1) of the Corporations Act 2001, Barco Exploration Pty Ltd, being a member of Samson Oil & Gas Limited, hereby nominates PricewaterhouseCoopers' as auditor of Samson Oil & Gas Limited.

8.	RESOLUTIONS 6 AND 7 - ISSUES OF OPTIONS TO DIRECTORS

The purpose of the issues of Options contemplated by resolutions 6 and 7 is to recognise and reward Dr Rudenno’s and Mr Skipper's efforts to date on the Company’s behalf, as well as to provide both Dr Rudenno and Mr Skipper with an additional incentive to continue those efforts for the benefit of the Company and its shareholders.

The Options form part of the non-executive directors’ remuneration packages which, in addition to the Options, include an annual director’s fee of $40,000 each.

It is proposed to issue 500,000 Samson Options to each of Dr Rudenno and Mr Skipper exercisable at 20 cents each and expiring on 30 November 2013.

The Company is cognisant of the ASX Principles of Good Corporate Governance and Best Practice Recommendations, which recommend against the issue of options to non-executive directors.  However, the Board considers the grant of the Options pursuant to resolutions 6 and 7 to be reasonable in the circumstances given the Company's size and stage of development and the necessity to attract and retain the highest calibre of professionals to the role, whilst conserving the Company's cash reserves.

SAMSON OIL & GAS LIMITED

The number, exercise price and other terms of the Options to be issued to the directors have been arrived at by assessing the value of the remuneration packages that would be necessary and appropriate to provide in order to retain and motivate directors of their calibre.

The Options will be issued on the terms set out in Annexure “A” to this Explanatory Memorandum.

The Options are being issued for no consideration and consequently no funds will be raised by the issue. A total of $200,000 in additional share capital would be raised if the Options were exercised in full.

Shareholder approval is required under section 208 of the Corporations Act for the Company to give a financial benefit to a related party. Each director is a “related party” of the Company for this purpose, whilst the issue of the Samson Options constitutes a “financial benefit”.

The following information is provided to shareholders in accordance with section 219 of the Act to enable them to access whether or not it is in the Company’s interests to pass resolution6:

(a)
The persons to whom the resolution would permit a financial benefit to be given are Dr Rudenno and Mr Skipper, each of whom is a director of the Company and a related party of the Company by virtue of section 228(2)(a) of the Act.

(b)	The nature of the financial benefit to be given is the issue of the Options referred to in resolutions 6 and 7.

(c)
Based on a Binomial Option Pricing Model valuation method, the Company estimates that, as at 8 October 2008, the Options had a value per option of $0.051, giving a total value of $25,500 for the Options to be issued to each of Dr Rudenno and Mr Skipper.

The key assumptions used in arriving at the valuation were:

Exercise price	:	20 cents
Expiry date	:	30 November 2013
Volatility factor	:	100%
Share price	:	$0.08
Risk-free interest rate	:	6.5%
Dividend yield	:	-

(d)
Over the last 12 months, the highest recorded sale price of Samson Shares in trading on the ASX was $0.305 (on 22/05/2008), and the lowest recorded sale price was $0.065 (on 03/10/2008). The last recorded sale price of Samson Shares before lodgment of this Explanatory Memorandum with ASIC was $0.075.

(e)	The directors have relevant interests in Samson securities as follows:

Name of Director	Samson Shares	Options

T M Barr	152,090	8,000,000
N T MacLachlan	1,812,500	1,000,000
V Rudenno	-	-
K Skipper	-	-

SAMSON OIL & GAS LIMITED

(f)
If all of the Samson Options to be issued pursuant to resolutions 6 and 7 were to be exercised, existing shareholders’ interest in the Company would be diluted by approximately 0.48%, assuming no other Shares were issued (including by way of exercise of existing options) prior to the exercise of those Options.

(g)	Dr Rudenno has a personal interest in the outcome of resolution 6 and, as such, does not wish to make a recommendation to shareholders about that resolution.

(h)	Mr Skippper has a personal interest in the outcome of resolution 7 and, as such, does not wish to make a recommendation to shareholders about that resolution.

(i)
Each of the other Directors (being Mr Terry Barr and Mr Neil MacLachlan) recommends that shareholders pass resolutions 6 and 7 to enable the Company to obtain the benefits described in the opening paragraph of this Section 8 of the Explanatory Memorandum.

(j)
There is no other information known to the directors of the Company that is reasonably required by shareholders in order to make a decision whether or not it is in the Company’s interests to pass resolutions 6 and 7.

ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders should read this Explanatory Memorandum carefully before deciding how to vote on the resolutions set out in the Notice of Meeting.

Attached to the Notice of Meeting is a proxy form for use by shareholders. All shareholders are invited and encouraged to attend the AGM or, if they are unable to attend in person, to complete, sign and return the proxy form to the Company in accordance with the instructions contained in the proxy form and the Notice of Meeting. Lodgement of a proxy form will not preclude a shareholder from attending and voting at the AGM in person.

SAMSON OIL & GAS LIMITED

ANNEXURE “A”

TERM AND CONDITIONS OF OPTIONS

1.	Each option entitles the holder to subscribe for and be allotted one fully paid ordinary share in the Company at an issue price of 20 cents.

2.	The options will expire on 30 November 2013 (the Expiry Date).

3.	The options are exercisable at any time on or prior to the Expiry Date by notice in writing to the directors of the Company accompanied by payment of the exercise price.

4.	The options are freely transferable, but no application will be made to the ASX for Official Quotation of the options.

5.
All shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing fully paid ordinary shares. The Company will apply for Official Quotation by the ASX of all shares issued upon exercise of the options.

6.
There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options. However, the Company will send a notice to each holder of options at least nine business days before the record date. This will give optionholders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

7.
If from time to time on or prior to the Expiry Date the Company makes an issue of shares to the holders of ordinary shares in the Company by way of capitalisation of profits or reserves (a bonus issue), then upon exercise of his options an optionholder will be entitled to have issued to him (in addition to the shares which would otherwise be issued to him upon such exercise) the number of shares of the class which would have been issued to him under that bonus issue (bonus shares) if on the record date for the bonus issue he had been registered as the holder of the number of shares of which he would have been registered as holder if, immediately prior to that date, he had duly exercised his options and the shares the subject of such exercise had been duly allotted and issued to him. The bonus shares will be paid up by the Company out of profits or reserves (as the case may be) in the same manner as was applied in relation to the bonus issue and upon issue will rank pari passu in all respects with the other shares allotted upon exercise of the options.

8.
There is no right to a change in the exercise price of the options or to the number of shares over which the options are exercisable in the event of a new issue of capital (other than a bonus issue) during the currency of the options.

9.
In the event of any reorganisation of the issued capital of the Company on or prior to the Expiry Date, the rights of an optionholder will be changed to the extent necessary to comply with the applicable ASX Listing Rules in force at the time of the reorganisation.

PROXY FORM
The Secretary
Samson Oil & Gas Limited
Level 36, Exchange Plaza
2 The Esplanade
PERTH WA 6000

I/We ………………………………………………………………………………………………………………….
(Full Name - Block Letters)

of ………………………………………………………………………………………………………………………
being a member of Samson Oil & Gas Limited hereby appoint

……………………………………………………. to exercise ………………………% of my/our voting rights
(Name of 1st Proxy)

……………………………………………………. to exercise ………………………% of my/our voting rights
(2nd Proxy - Optional)

or in his/her absence, the Chairman of the meeting as my/our proxy/proxies to vote on my/our behalf at the General Meeting of the Company to be held at 10.00am on Wednesday 19 November 2008 and at any adjournment thereof.

The Chairman of the meeting will act as your proxy if you do not appoint someone. It is the Chairman’s intention to exercise undirected proxies in favour of the resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box opposite. ❑
By marking this box you acknowledge that if you have appointed the Chairman as your proxy, he may exercise the undirected proxy even if he has an interest in the outcome of the resolution and votes cast by him other than a proxy holder will be disregarded because of that interest.

You must either mark the boxes directing your proxy how to vote on the resolution or mark this box indicating that you do not wish to direct your proxy how to vote. Otherwise, this proxy form will be disregarded.

I/We understand that if I/we have not directed my/our how to vote, my/our proxy may vote or abstain from voting as he or she thinks fit.

	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.	To re-elect Dr V Rudenno as a director	❑	❑	❑

2.	To re-elect Mr K Skipper as a director	❑	❑	❑

3.	Adoption of remuneration report	❑	❑	❑

4.	Increase in remuneration of non-executive directors	❑	❑	❑

5.	Appointment of new auditor	❑	❑	❑

6.	Issue of options to Dr V. Rudenno	❑	❑	❑

7.	Issue of options to Mr K. Skipper	❑	❑	❑

Dated this …………………………………….day of 2008.

………………………………………   ……………………………………
Signature of Member      Signature of Joint Member

Or if a Company:
THE COMMON SEAL OF ………………………………………….)
Was affixed in the presence of,                                             )
And the sealing is attested by:                                                          )

………………………………………   ………………………………………
Secretary                                                           Director

INSTRUCTIONS FOR APPOINTMENT OF PROXY

(1)	A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies.

(2)
Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights. If that proportion is not specified, each proxy may exercise one-half of the member’s voting rights.

(3)	A proxy need not be a member of the Company.

Forms to appoint proxies and the Power of Attorney (if any) under which it is signed or an office copy or notarially certified copy thereof must be deposited with the Company at the registered office, Level 36, Exchange Plaza, 2 The Esplanade, Perth, or faxed to the Company (Fax No: (08) 9220 9820 and for overseas shareholders: (618) 9220 9820), not less than 48 hours before the time for holding the meeting. A proxy presented by a company should be under the Common Seal of that company.